Exhibit 99.1

Autohome Inc. Announces the Shareholder Resolutions

Adopted at 2018 Annual General Meeting

BEIJING, December 19, 2018 — Autohome Inc. (“Autohome” or the “Company”) (NYSE: ATHM), a leading online destination for automobile consumers in China, today announced that each of the proposed resolutions submitted for shareholder approval has been approved at its annual general meeting of shareholders held in Beijing today (the “2018 AGM”). Specifically, Autohome’s shareholders adopted the following resolutions:

1.

Mr. Dong Liu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

2.

Mr. Tianruo Pu be re-elected as an independent director and the chairman of the audit committee of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

Pursuant to Article 88 of the currently effective Articles of Association of the Company, Mr. Dong Liu and Mr. Tianruo Pu shall be subject to retirement as director of the Company by rotation at the 2018 AGM. At the 2018 AGM, Mr. Dong Liu was re-elected as a director of the Company, and Mr. Tianruo Pu was re-elected as an independent director and the chairman of the audit committee of the Company, each pursuant to the above resolutions adopted by the shareholders of the Company.

About Autohome Inc.

Autohome Inc. (NYSE:ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Aggie Zhao

Investor Relations

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-5730-6200

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

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